

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 3, 2009

Via Mail and Fax

Susan Bracey
Chief Financial Officer
Youbet.Com, Inc.
2600 West Olive Avenue, 5th Floor
Burbank, CA 91505

> **RE:** **Youbet.Com, Inc.**
> **File Number: 000-26015**
> **Form 10-K for the Year Ended December 31, 2008**

Dear Ms. Bracey:

We have reviewed your correspondence dated October 28, 2009 and have the following comments. We are asking you to provide us with further information. Please be as detailed as necessary in your explanation. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. Refer to your response to our prior comment number 16. Please explain to us your accounting for costs associated with sales and installations of totalizator equipment. In regard to the significant costs incurred and capitalized for service contracts before the systems become operational, please explain to us: 1) the nature and purpose of the costs incurred; 2) the basis for capitalizing these costs, the period of time such costs are amortized and how future periods benefit from such costs; 3) what, if any, of these costs represent costs associated with services that have been completed and when completion of such services occurred; 4) your accounting for revenues associated with costs that have been capitalized; 5) why capitalization and amortization over the useful life of the associated asset is appropriate when such asset has been placed in service for which services presumably have been completed at that time; and 6) the amount of these costs capitalized in each of last 3 fiscal years and in the current fiscal year.

Note 4: Receivables, page F-12

2. Refer to your response to our prior comment number 19. Pursuant to SAB 13.A.1, please explain to us how totalizator receivables for which the ability to pay is uncertain and the amount of revenue is in dispute is considered to be realized or realizable and earned, and have sufficiently met that the criteria of (i) the price is fixed or determinable and (ii) collectability is reasonably assured, to recognize the associated revenue.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief